Exhibit 15.3

KPMG Huazhen LLP 50th Floor, Plaza 66 1266 Nanjing West Road Shanghai 200040 China Telephone +86 (21) 2212 2888 Fax +86 (21) 6288 1889 Internet kpmg.com/cn	: 200040 +86 (21) 2212 2888 +86 (21) 6288 1889 kpmg.com/cn

Consent of Independent Auditor

The Board of Directors
Qoros Automotive Co., Ltd.:

We consent to the incorporation by reference in the registration statement (No.333-201716) on Form S-8 of Kenon Holdings Ltd. of our report dated 9 April 2018, with respect to the consolidated statements of financial position of Qoros Automotive Co., Ltd. and its subsidiaries as of 31 December 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2017, which report appears in the 31 December 2017 annual report on
Form 20-F of Kenon Holdings Ltd..

/s/ KPMG Huazhen LLP

Shanghai, China
9 April 2018